EXHIBIT 16



                  Catholic Values Investment Trust Equity Fund

                   Multiple Class Plan Pursuant to Rule 18f-3

   Individual Shares, Institutional Shares and Institutional Service Shares

                             February 28, 1997



         Each class of shares of Catholic Values Investment Trust Equity Fund (the "Fund"), a series of Catholic Values Investment Trust (the "Trust"), a Massachusetts business trust, will have the same relative rights and privileges and be subject to the same fees and expenses, except as set forth below. The Board of Trustees may determine in the future that other distribution arrangements, allocations of expenses (whether ordinary or extraordinary) or services to be provided to a class of shares are appropriate and amend this Plan accordingly without the approval of shareholders of any class. Shares of one class may not be exchanged for shares of any other class and shares of either class may not be exchanged for shares of any other mutual funds. Neither class of shares has a conversion feature.


Article I.  Individual Shares

         Individual Shares are sold at net asset value per share without the imposition of an initial sales charge. However, Individual Shares redeemed within one year of purchase will be subject to a CDSC as set forth in the Fund's prospectus. Individual Shares are sold subject to the minimum purchase requirements set forth in the Fund's prospectus. Individual Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Individual Shares. Individual Shares are subject to fees calculated as a stated annual percentage of the net assets attributable to Individual Shares under the Fund's Rule 12b-1 Distribution Plan and the Fund's Service Plan as set forth in the respective Plans. The Individual Shareholders of the Fund have exclusive voting rights, if any, with respect to the Fund's Rule 12b-1 Distribution Plan and Service Plan as each affects the Individual Shares. Transfer agency fees are allocated to Individual Shares on a per account basis except to the extent, if any, that such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling or a revenue procedure issued by the Internal Revenue Service ("IRS") relating to the issuance of multiple classes of shares. Individual Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Individual Shares.

         The initial purchase date for Individual Shares acquired through reinvestment of dividends on Individual Shares will be deemed to be the date on which the original Individual Shares were purchased.

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Article II.  Institutional Shares

         Institutional Shares are sold at net asset value without a sales charge and subject to the minimum purchase requirements set forth in the Fund's prospectus. Institutional Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Institutional Shares. Institutional Shares are subject to fees calculated as a stated annual percentage of the net assets attributable to Institutional Shares under the Fund's Service Plan as set forth in such Service Plan. The Institutional Shareholders have exclusive voting rights, if any, with respect to the Fund's Service Plan as it affects the Institutional Shares. Transfer agency fees are allocated to Institutional Shares on a per account basis except to the extent, if any, that such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling or revenue procedure issued by the IRS relating to the issuance of multiple classes of shares. Institutional Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Institutional Shares.


Article III.  Institutional Service Shares

         Institutional Service Shares are sold at net asset value without a sales charge and subject to the minimum purchase requirements set forth in the Fund's prospectus. Institutional Service Shares shall be entitled to the shareholder services set forth from time to time in the Fund's prospectus with respect to Institutional Service Shares. Institutional Service Shares are subject to fees calculated as a stated percentage of the annual net assets attributable to Institutional Service Shares under the Fund's Rule 12b-1 Distribution Plan and the Fund's Service Plan as set forth in the respective Plans. The Institutional Service Shareholders have exclusive voting rights, if any, with respect to the Fund's Rule 12b-1 Distribution Plan and Service Plan as each affects the Institutional Service Shares. Transfer agency fees are allocated to Institutional Service Shares on a per account basis except to the extent, if any, that such an allocation would cause the Fund to fail to satisfy any requirement necessary to obtain or rely on a private letter ruling or revenue procedure issued by the IRS relating to the issuance of multiple classes of shares. Institutional Service Shares shall bear the costs and expenses associated with conducting a shareholder meeting for matters relating to Institutional Service Shares.


Article IV.  Approval of Board of Trustees

         This Plan shall not take effect until it has been approved by the vote of a majority (or whatever greater percentage may, from time to time, be required under Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Act)) of (a) all of the Trustees of the Trust, and (b) those Trustees who are not "interested persons" of the Trust or the Fund, as such term may from time to time be defined under the Act.


Article V.  Amendments

         No material amendment to the Plan shall be effective unless it is approved by the Board of Trustees in the same manner as is provided for approval of this Plan in Article IV.